Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Northgate Minerals Posts Fourth Quarter Net Earnings of $0.07 per Share

            Record Gold Production Forecast for 2009

            VANCOUVER, March 4 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; NYSE ALTERNEXT/AMEX: NXG) today reported net earnings of $18,668,000 or $0.07 per diluted common share and cash flow from operations of $5,858,000 or $0.02 per diluted common share for the fourth quarter of 2008. For the full year, net earnings were $10,742,000 or $0.04 per diluted common share and cash flow from operations was
$64,987,000 or $0.25 per diluted common share. Northgate also achieved record gold production in 2008 of 354,800 ounces at a net cash cost of $447 per ounce of gold.

            <<
                                  Fourth Quarter Highlights

            -   Achieved record quarterly gold production of 118,265 ounces at an average net cash cost of $413 per ounce of gold, bringing full year production to a record 354,800 ounces at an average net cash cost of
                $447 per ounce of gold.

            -   Posted revenue of $137 million for the fourth quarter of 2008, a 43%
                increase over the same period last year. For the full year 2008,
                Northgate recorded revenue of $461 million, representing a 37%
                increase over the full year 2007.

            -   Posted record production of 26,398 ounces of gold at a net cash cost of $500 per ounce at the Fosterville mine, as the operational turnaround progressed with excellent results.

            -   Significantly increased total gold resources at Young-Davidson, where measured and indicated resources underground doubled to over
                3.0 million ounces and inferred resources increased by over 300,000 ounces to 748,000 ounces of gold.

            -   Announced the first resource estimate for the recently expanded
                Harrier Underground zone at Fosterville, which added indicated
                resources of 159,000 ounces at an average grade of 4.01 grams per tonne (g/t) gold and inferred resources of 221,000 ounces at an average grade of 5.38 g/t gold.
            >>

            Ken Stowe, President and CEO, stated, "2008 was a record year for
Northgate, as we produced over 354,000 ounces of gold from our three operating mines at an average net cash cost of under $450 per ounce. At our Fosterville and Stawell mines, we made dramatic operational improvements during our 11 months of ownership as we retooled these assets for long-term success. We also invested considerable exploration dollars at both mines and were rewarded during the year with one of the single largest reserve additions in Stawell's history and an increase of 380,000 ounces of resource in the Harrier zone at
Fosterville. Looking into 2009, the heated leach circuit at Fosterville is scheduled for commissioning in March, which will significantly improve gold recovery in the mill. We will also continue to spend heavily on near mine exploration at both of our Australian mines with the goal of significantly increasing reserves by the end of the year. At Young-Davidson, we are looking forward to completing a pre-feasibility study in the second quarter of the year, which will be followed by a full feasibility study by year-end. The pre-feasibility economics should improve significantly with the application of lower cost bulk mining methods to the dramatically larger gold resource base that we announced in December. In 2008, we laid the groundwork for a very successful year ahead and are well positioned in the current gold price environment to generate strong free cash flow at all of our operations."

            -------------------------------------------------------------------------

            Executive Overview

            Financial Performance

            Northgate Minerals Corporation ("Northgate", or "the Corporation")
recorded consolidated revenue of $136,748,000 and $460,988,000 in the fourth quarter and full year of 2008, respectively, compared with $95,599,000 and
$337,546,000 in the corresponding periods of 2007. Net earnings were
$18,668,000 or $0.07 per diluted share in the fourth quarter of 2008, which includes a mark-to-market hedging gain of $48,253,000 on the Corporation's copper forward contracts and a charge of $3,398,000 to recognize an other than temporary decline in the value of the Corporation's auction rate securities
(ARS) investments. Net earnings during the corresponding quarter of 2007 were
$33,309,000 or $0.13 per diluted share. For the full year 2008, net earnings were $10,742,000 or $0.04 per diluted share compared with $39,425,000 or $0.15 per diluted share in 2007. Cash flow from operations, after changes in working capital and other items, was $5,858,000 or $0.02 per diluted share in the fourth quarter of 2008 compared with $32,914,000 or $0.13 per diluted share during the same quarter last year. For the full year 2008, cash flow from operations, after changes in working capital and other items, was $64,987,000 or $0.25 per diluted share compared with $125,285,000 or $0.49 per diluted share in 2007. Per share data is based on the weighted average diluted number of shares outstanding of 255,601,069 and 255,453,093 in the fourth quarter and full year of 2008, respectively. The weighted average diluted number of shares outstanding in the corresponding periods of 2007 was 255,065,987 and
255,257,756, respectively. As of March 3, 2009, the Corporation had
255,787,748 issued and outstanding common shares and 7,320,150 outstanding stock options.

            Health, Safety and Environment

            Northgate continues to promote a strong culture of safety and is striving to ensure that the highest standards for health and safety are maintained at its mine sites. During the fourth quarter, Fosterville recorded one lost time injury (LTI) while Stawell recorded two LTIs. For the full year 2008,
Fosterville and Stawell each recorded three LTIs. This is a dramatic improvement from 2007 when Fosterville and Stawell recorded 12 and three LTIs, respectively. Northgate has actively implemented the recommendations from safety management audits, which took place earlier in the year, to ensure health and safety standards improve and are maintained at both Australian mine sites. In Canada, Young-Davidson had no LTIs during the fourth quarter and is pleased to report that there have been no LTIs recorded on the property over the past two years. Kemess recorded one LTI during the fourth quarter for a total of ten LTIs in 2008.

            Human Resources

            Northgate commenced collective agreement meetings with its workforce at
Fosterville to replace the existing Australian Workforce Agreements and a temporary Greenfield agreement. The Greenfield agreement was put into place in
April 2008 for one year when Northgate completed its conversion to owner mining from contractor mining. The new collective agreement is expected to be ratified in the second quarter of 2009.

            <<
            Summarized Consolidated Results

            (Thousands of US dollars,
             except where noted)               Q4 2008   Q4 2007    2008(1)     2007
            -------------------------------------------------------------------------

            Operating Data

            Gold
              Production (ounces)              118,265    41,467 354,800(2)  245,631
              Sales (ounces)(3)                101,075    48,937   311,580   259,182
              Realized gold price ($/ounce)        814       561       873       594

            Copper
              Production (thousands pounds)     14,391    16,766    51,906    68,129
              Sales (thousands pounds)          11,550    16,750    49,639    69,698
              Realized copper price ($/pound)     0.46      3.30      2.78      3.11
            Net cash cost ($/ounce)                413        18       447       (22)
            -------------------------------------------------------------------------

            Financial Data

            Revenue                          $ 136,748 $  95,599 $ 460,988 $ 337,546
            Net earnings                        18,668    33,309    10,742    39,425
            Earnings per share
              Basic                               0.07      0.13      0.04      0.16
              Diluted                             0.07      0.13      0.04      0.15
            Cash flow from operations            5,858    32,914    64,987   125,285
            Cash and cash equivalents           62,419   266,045    62,419   266,045
            Total assets                     $ 590,884 $ 634,589 $ 590,884 $ 634,589
            -------------------------------------------------------------------------
            (1) Full year 2008 financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
                December 31, 2008. Other figures are for the full year ending
                December 31, 2008.
            (2) Full year 2008 production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
            (3) Prior period comparatives reflect gold sales (ounces) for Kemess only.
            >>

            2008 Annual Audited Financial Results

            Financial figures for the fourth quarter and full year 2008 are unaudited estimates and are subject to revision. Northgate will file its complete 2008 audited annual financial statements, including the notes to the consolidated financial statements, with both the Canadian and US Securities regulatory authorities on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) by March 31,
2009.

            <<
            Results of Operations - Australia

            Fosterville Gold Mine
                                               Q4 2008   Q4 2007    2008(1)     2007
            -------------------------------------------------------------------------

            Operating Data

            Ore mined (tonnes)                 167,182   154,887   511,542   799,188
            Ore milled (tonnes)                165,654   213,543   540,725   931,886
            Ore milled per day (tonnes)          1,801     2,321     1,477     2,555

            Gold
              Grade (g/t)                         6.03      4.00      5.39      3.27
              Recovery (%)                          82        70        70        77
              Production (ounces)(2)            26,398    19,198    66,959    73,378
              Sales (ounces)                    26,325       n/a    58,876       n/a
            Net cash cost ($/ounce)                500       n/a       831       n/a
            -------------------------------------------------------------------------

            Financial Data (Thousands of US$)

            Revenue                          $  21,141       n/a $  50,255       n/a
            Cost of sales                       12,471       n/a    48,433       n/a
            Earnings (loss) from operations      3,722       n/a   (13,090)      n/a
            Cash flow from operations            7,054       n/a    (1,971)      n/a
            Capital expenditures(3)              7,866       n/a    38,637       n/a
            -------------------------------------------------------------------------
            (1) Full year 2008 financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
                December 31, 2008. Other figures are for the full year period ending
                December 31, 2008.
            (2) Full year production for Fosterville excludes the change in gold-in-
                circuit inventory previously recorded in production for the first quarter.
            (3) Capital expenditures for Q4 and full year 2008 include mineral property, plant and equipment acquired through assumption of capital leases.
            >>

            Operational Performance

            The Fosterville Gold mine produced 26,398 ounces of gold during the three months ended December 31, 2008, which was a quarterly record for the mine and substantially higher than forecast. Gold production for the full year 2008 was approximately 67,000 ounces. Mine development activities advanced at a high rate during the fourth quarter and now extend into the heart of the thicker, higher grade sections of the main Phoenix orebody, which will support production over the next several years. During the quarter, 165,654 tonnes of ore at a grade of 6.03 g/t were milled. The grade of ore milled during the quarter was consistent with forecast; however, gold recovery of 82% was significantly higher due to the lower proportion of black shale ore in the mill feed and several leach circuit process improvements. Construction of the heated leach circuit advanced significantly during the period and is expected to be commissioned at the end of the first quarter of 2009. Once this is in full operation, the heated leach circuit is expected to dramatically improve average gold recoveries to the 90% level, which includes the processing of black-shale ore in the mill feed.
            Total operating costs for the fourth quarter climbed to A$18,544,000 as a result of the increase in mine production, but unit costs were significantly lower than in previous quarters due to the higher ore production and cost reductions associated with the conversion to owner mining. The overall unit operating cost was A$119 per tonne of ore milled. Mining costs were A$60 per tonne of ore mined and milling costs were A$36 per tonne of ore milled. Mine development advanced 2,000 metres (m) during the quarter and is consistent with forecasted advance rates in 2009.
            The net cash cost for the fourth quarter was $500 per ounce of gold, which was dramatically lower than the first three quarters of 2008 when
Northgate was in the process of improving operations at the mine. The decrease in cash cost resulted from increased mining rates, higher ore grades, improved gold recovery and the weaker Australian dollar relative to the US dollar. Now that Northgate has resolved most of the operational deficiencies at the mine, efforts will turn to reducing operating costs and lowering current Australian dollar denominated cash costs per ounce by as much as 10%. In 2009,
Fosterville is forecasting production of 112,000 ounces of gold at a net cash cost of $445 per ounce.

            Financial Performance

            Fosterville's revenue for the three months ended December 31, 2008 was
$21,141,000 based on gold sales of 26,325 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $12,471,000 and the depreciation and depletion expense was $3,616,000. The earnings from operations before income taxes recorded for the period was $3,722,000. The mine generated $7,054,000 in cash flow from operations during the quarter.
            Total investment in capital expenditures at Fosterville was $7,866,000, which includes $4,060,000 for mine development, $2,000,000 for the heated leach project and approximately $1,000,000 to expand the storage capacity of the carbon-in-leach water dam.

            Exploration Update

            In the fourth quarter of 2008, Northgate announced the discovery of significant extensions to three mineralized zones within the Harrier
Underground zone. The Harrier Underground zone is situated 1.7 kilometres south of the current Phoenix ore body and is interpreted to be at a slightly higher stratigraphic level down plunge of the Harrier open-pit ore body, which was mined in 2007. The zone comprised of three distinct westerly dipping mineralized structures, from west to east: the Osprey, Raptor and Harrier Base
Fault zones. The Harrier Base, with its Raptor splay structure, is now being modelled as one zone and is referred to as the Harrier Base zone.
            Recent drilling confirms that grades and widths of the Harrier
Underground zones are comparable to the majority of the Phoenix reserves. From a development perspective, the presence of the two zones, Osprey and Harrier
Base, which are separated by only 80m, will reduce the amount of development required to access each zone, thus reducing overall mining and development costs.
            Since the release of the initial results (press release dated October 30,
2008) an additional 13 drill holes have intersected the Harrier Base zone and five holes have intersected the Osprey zone. These intersections are consistent with those announced in the October 30 press release and have been incorporated into the year-end resource estimate for Fosterville. To date, drilling has added indicated resources of 1.23 million tonnes (MT) at 4.01 g/t containing 159,000 ounces of gold and inferred resources of 1.28 MT at 5.38
g/t containing 221,000 ounces of gold. The Harrier Underground zone now contains indicated and inferred resources of 159,000 and 545,000 ounces, respectively.
            These zones are still open both down dip and down plunge as illustrated in the accompanying longitudinal sections and the drilling currently underway is targeting these areas. A second drill will be added in early March.

            Figure 1: Harrier Underground Longitudinal Section: Osprey Gold
Mineralization
www.northgateminerals.com/Theme/Northgate/files/Releases/FGM_Os_Feb09.jpg

            Figure 2: Harrier Underground Longitudinal Section: Harrier Base Gold
Mineralization
www.northgateminerals.com/Theme/Northgate/files/Releases/FGM_Hr_Feb09.jpg

            <<
            Stawell Gold Mine

                                               Q4 2008   Q4 2007    2008(1)     2007
            -------------------------------------------------------------------------

            Operating Data

            Ore mined (tonnes)                 177,561   152,791   629,665   652,372
            Ore milled (tonnes)                183,415   170,554   698,396   721,723
            Ore milled per day (tonnes)          1,994     1,854     1,908     1,978

            Gold
              Grade (g/t)                         5.97      6.00      5.25      5.39
              Recovery (%)                          87        89        87        89
              Production (ounces)               30,553    29,635   102,679   112,058
              Sales (ounces)                    28,549       n/a    84,200       n/a

            Net cash cost ($/ounce)                383       n/a       555       n/a
            -------------------------------------------------------------------------

            Financial Data (Thousands of US$)

            Revenue                          $  22,850       n/a $  73,595       n/a
            Cost of sales                       11,504       n/a    46,530       n/a
            Earnings (loss) from operations      5,656       n/a       111       n/a
            Cash flow from operations            7,076       n/a    22,462       n/a
            Capital expenditures(2)              4,091       n/a    26,336       n/a
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Full year 2008 financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to
                December 31, 2008. Other figures are for the full year period ending
                December 31, 2008.
            (2) Capital expenditures for Q4 and full year 2008 include mineral property, plant and equipment acquired through assumption of capital leases.
            >>

            Operational Performance

            The Stawell Gold mine produced a total of 30,553 ounces of gold during the three months ended December 31, 2008, which represents the highest quarterly production during 2008 and the fourth highest quarterly production total in the 26-year history of the mine. Gold production for the full year of
2008 was 102,679 ounces.
            Mine production of 177,561 tonnes during the quarter increased to its highest level of the year, as improvements in the mine's ventilation and cooling systems and the commissioning of three 60-tonne haulage trucks increased the effective mining capacity.
            Approximately 183,415 tonnes of ore at a grade of 5.97 g/t were milled in the fourth quarter of 2008. Gold recoveries in the mill were 87%, which were on target with plan and consistent with the historic range of 87%-90%. Total operating costs during the period were A$17,106,000 equating to an overall unit operating cost of A$104 per tonne of ore milled. Mining costs were A$68 per tonne of ore mined and milling costs were A$26 per tonne of ore milled.
The mine development advance rate during the quarter was the highest in 2008 at approximately 1,500m and is consistent with the rate planned for 2009.
            During the quarter, Northgate submitted an application to the Department of Primary Industries (DPI) for a permit to elevate the height of the existing tailings dam by six metres, thereby extending the capacity of the tailings dam by nine years. In early 2009, the DPI approved this application and capital works have begun for a three-metre lift, which will be completed by the middle of 2009.
            The net cash cost of gold for the fourth quarter was $383 per ounce and was significantly lower than in previous quarters of the year as a result of declining operating costs, milling of higher grade ore and the weaker
Australian dollar relative to the US dollar. In 2009, both production and cash cost levels are expected to remain steady with production of 107,000 ounces of gold at net cash cost of $388 per ounce.

            Financial Performance

            Stawell's revenue for the three months ended December 31, 2008 was
$22,850,000 based on gold sales of 28,549 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $11,504,000 and the depreciation and depletion expense was $4,831,000. The earnings from operations before income taxes were $5,656,000 for the period. The mine generated $7,076,000 in cash flow from operations during the fourth quarter.
            Total investment in capital expenditures at Stawell during the quarter was $4,091,000, which includes $2,611,000 for mine development and approximately $600,000 for scheduled equipment repair.

            Exploration Update

            Surface and underground diamond drill exploration has recommenced with two underground and one surface diamond drill rigs on site. The principal exploration target for the surface drill is the North Magdala area in the vicinity of the historic exploration intercept of 9.4m of 8.4 g/t gold (true thickness estimated at 8.0m). The underground drill rigs are targeting the sub
GG6 area in which drilling in 2008 identified multiple intersections of GG6 grade material (6.0 g/t gold) over mineable widths.

            Figure 3: Stawell Gold Mine (Vertical, West Looking, Longitudinal Section
with Metric Grid)
www.northgateminerals.com/Theme/Northgate/files/Releases/SGM_LS_Feb09.jpg

            <<
            Results of Operations - Canada

            Kemess South Mine

                                         Q4 2008     Q4 2007        2008        2007
            -------------------------------------------------------------------------

            Operating Data

            Ore plus waste
             mined (tonnes)            7,388,248   8,042,000  28,260,894  42,025,404
            Ore mined (tonnes)         5,027,556   3,206,000  13,851,896  17,060,785
            Stripping ratio
             (waste/ore)                    0.47        1.51        1.04        1.46
            Ore stockpile
             rehandle (tonnes)         1,173,710   2,367,337   7,152,037   4,012,198

            Ore milled (tonnes)        4,171,027   4,238,626  16,924,271  17,802,317
            Ore milled per
             day (tonnes)                 45,337      46,072      46,252      48,773

            Gold
              Grade (g/t)                  0.661       0.459       0.505       0.627
              Recovery (%)                    69          66          67          68
              Production (ounces)         61,314      41,467     185,162     245,631
              Sales (ounces)              46,201      48,937     168,504     259,182

            Copper
              Grade (%)                    0.196       0.238       0.174       0.214
              Recovery (%)                    80          75          79          81
              Production (thousands
               pounds)                    14,391      16,766      51,906      68,129
              Sales (thousands
               pounds)                    11,550      16,750      49,639      69,698

            Net cash cost ($/ounce)          391          18         271         (22)
            -------------------------------------------------------------------------

            Financial Data (thousands
             of US$)

            Revenue                  $    44,504 $    84,532 $   304,042 $   407,734
            Cost of sales                 37,872      60,322     215,971     226,933
            Earnings (loss) from
             operations before income
             taxes                        (3,894)     16,058      53,994     122,250
            Cash flow from operations      2,237      36,983      93,603     145,676
            Capital expenditures           1,857       2,534       8,076      13,741
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Operational Performance

            The Kemess South mine posted production of 61,314 ounces of gold and 14.4 million pounds of copper in the fourth quarter of 2008, bringing full year
2008 production to 185,162 ounces of gold and 51.9 million pounds of copper.
Metal production in the fourth quarter was adversely impacted by a burst water pipe, which caused serious damage to the mill's Distributed Control System
(DCS), resulting in six days of downtime just before Christmas. This event, combined with a one week delay in accessing some higher grade ore in the western end of the open pit, were responsible for the shortfall in production during the quarter. However, the ounces that did not materialize in the fourth quarter of 2008 will be produced in the first quarter of 2009.
            Mining operations returned to near normal levels in the western end of the open pit once waste rock was removed from the northwest corner where localized sloughing had occurred earlier in the year. A new radar-based wall monitoring system was installed to ensure safe operation until the western end of the pit is mined out in mid-2009.
            During the fourth quarter of 2008, approximately 7.4 MT of ore and waste were removed from the open pit compared to 8.0 MT during the corresponding quarter of 2007. Unit mining costs during the current quarter were Cdn$2.27 per tonne compared with Cdn$2.37 per tonne in the same period of 2007. For the full year 2008, mining costs averaged Cdn$2.12 per tonne mined compared with
Cdn$1.76 per tonne in 2007. The unit cost was negatively impacted by higher consumable costs and lower production.
            Mill availability during the fourth quarter of 2008 averaged 85% and throughput averaged 45,337 tonnes per day (tpd), compared with 90%
availability and throughput of 46,072 tpd in the fourth quarter of 2007. Mill throughput was lower in the most recent quarter due to the unexpected DCS related outage. For 2008, Kemess milled approximately 16.9 MT of ore grading
0.505 g/t gold and 0.174% copper, and mill availability averaged 85%. In the prior year, Kemess milled 17.8 MT of ore grading 0.627 g/t gold and 0.214%
copper, and mill availability was 91%.
            Gold and copper recoveries averaged 69% and 80%, respectively, in the fourth quarter of 2008 compared with 66% and 75% in the fourth quarter of
2007. Recoveries in the mill were consistent with historic norms for hypogene ore, which was processed during the quarter. For the full year, gold and copper recoveries were 67% and 79%, respectively, compared with 68% and 81% in
2007.
            Metal concentrate inventory increased to over 11,000 wet metric tonnes during the fourth quarter of 2008 due to poor rail car availability. This issue has continued in the first two months of the year; however, the company anticipates that inventory levels should decline to normal levels by the end of the first quarter of 2009.
            The total unit cost per tonne milled during the fourth quarter of 2008 was Cdn$14.48 (2007 - Cdn$13.16). The increase was related to lower mill throughput in the quarter combined with higher charges for the cost of consumables. The unit cost per tonne milled includes Cdn$3.25 (2007 -
Cdn$3.31) for marketing costs, which was comprised mainly of treatment and refining costs and transportation fees. Annual smelting and refining terms for
2009 are expected to settle at around $75 per dry metric tonne (dmt) and 7.5 per pound of copper with no price participation and it is expected that Kemess concentrate will be processed on comparable terms. Total site operating costs in the fourth quarter of 2008 were Cdn$47.0 million, compared with costs of
Cdn$41.9 million in the fourth quarter of 2007. The increase is due primarily to the higher cost of mill consumables. The net cash cost of production at
Kemess in the fourth quarter was $391 per ounce, which was significantly higher than previous quarters of 2008. The higher cash cost was attributable to the precipitous drop in copper prices from an average of $3.62 per pound in the first nine months of the year to $1.77 per pound in the last three months of 2008, combined with the decline in copper production at the mine. For the full year 2008, Kemess produced 185,162 ounces of gold and 51.9 million pounds of copper at a net cash cost of $271 per ounce. In 2009, Kemess is forecasting production of 173,000 ounces of gold and 54.0 million pounds of copper at a net cash cost of $517 per ounce.

            Financial Performance

            Revenue from the Kemess South mine in the fourth quarter of 2008 was
$44,504,000 compared with $84,532,000 in the corresponding period of 2007, excluding the effects of mark-to-market adjustments on Northgate's copper hedge book. Metal sales in the fourth quarter of 2008 consisted of 46,201 ounces of gold and 11.6 million pounds of copper, compared with 48,937 ounces of gold and 16.8 million pounds of copper in the same period last year. During the fourth quarter of 2008, the price of gold on the London Bullion Market averaged $795 per ounce and the price of copper on the London Metal Exchange averaged $1.77 per pound. Net realized prices for sales in the quarter were approximately $830 per ounce of gold and $0.46 per pound of copper. Since the
Corporation's metal pricing quotational period is three months after the month of arrival (MAMA) for copper and one MAMA for gold at the smelting facility, the realized price calculation incorporates the actual settlement price for prior quarter sales, as well as the forward price profiles of both metals. The average market prices for gold and copper in the same quarter of 2007 were
$788 per ounce and $3.26 per pound, respectively, while realized prices were
$561 per ounce and $3.30 per pound. All of the Corporation's gold and copper sales during the most recent quarter were sold at market prices compared to
2007, when a significant portion of the Corporation's sales were hedged at lower than prevailing prices.
            The cost of sales in the fourth quarter of 2008, excluding depreciation and depletion, was $37,872,000, which declined from the corresponding period last year of $60,322,000. The primary driver of the lower expense is the positive impact of the strengthening US dollar on primarily Canadian denominated consumable costs including diesel fuel, mill steel, equipment maintenance and labour costs.
            Depreciation and depletion expenses in the fourth quarter were $9,780,000 compared to $6,081,000 during the corresponding period of 2007, when less ore was mined from the open pit while the main haul road was being realigned, resulting in significantly lower production.
            Cash invested in capital expenditures during the fourth quarter of 2008 totalled $1,857,000 compared to $2,534,000 in the corresponding period of
2007. Capital expenditures in the most recent quarter were primarily devoted to the ongoing construction of the tailings dam and road infrastructure.
Capital investments in 2009 and 2010 will continue to decline as construction of the tailings dam draws to a close, but closure related capital expenses, which are credited against the outstanding closure liability shown on the
Corporation's balance sheet, will increase as Kemess moves towards the end of its reserve life.

            Project Update - Young-Davidson Project

            In the fourth quarter of 2008, the total gold resources at Young-Davidson increased dramatically, with measured and indicated resources underground doubling to over 3.0 million ounces and inferred resources increasing by over
300,000 ounces to 748,000 ounces. A Technical Report compliant with National
Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the
Canadian Securities Administrators ("NI 43-101") for Young-Davidson was filed on SEDAR (www.sedar.com) and on Northgate's website
(www.northgateminerals.com) in January 2009. The project focus has now shifted to the completion of a pre-feasibility study, which will incorporate the new, dramatically larger resource, employ a variety of low cost bulk mining methods and make better use of the existing ramp and shaft infrastructure at the site.
The pre-feasibility study is expected to be completed by mid-year and a feasibility study is scheduled for completion by year-end.
            The rocks that host the Young-Davidson deposit are known to extend to the west under barren cover rocks. Historically, only a handful of drill holes have been tested along strike west of the deposit. Drilling in late 2008 and early 2009 has targeted the area outside of the known resource, immediately west of the Young Davidson pit. The results are highlighted by hole 91, which intersected 25.5m of 4.49 g/t gold including 15m of 6.29 g/t gold and 3.5m of
3.07 g/t gold. Hole YD09-93, 50m west of YD08-91 and 50m below YD08-92, was
"dyked out" on the main part of the zone in hole 91, but the lower portion intersected 3.7m of 5.95 g/t gold and a second interval of 4.2m of 2.84 g/t gold. Hole 88 immediately west of the former Young-Davidson pit intersected
1.87 g/t over 5.7m and hole YD08-92, 50m west of YD08-88, intersected 7.1m of
6.20 g/t gold (4.76 g/t gold cut to 20g). Hole 90 did not intersect any gold mineralization.

            Figure 4: Young-Davidson Property (Vertical, North Looking, Longitudinal
Section with Metric Grid
www.northgateminerals.com/Theme/Northgate/files/Releases/YD_Feb09.jpg

            Exploration diamond drilling on the property during the balance of 2009 will focus on testing various geophysical anomalies that have similar characteristics to those of the known Young-Davidson deposit.

            -------------------------------------------------------------------------

            Mineral Reserves and Resources

            Northgate's mineral reserves and resources were updated as of December
31, 2008. Metal prices, exchange rates and other parameters used in this calculation are detailed in the notes to the mineral reserve and resource table.
            At Kemess South, proven mineral reserves total 34,193,000 tonnes containing 447,000 ounces of gold and 126 million pounds of copper. These reserves exist in three distinct areas: the west pit, the east pit and in surface stockpiles. The highest grade ore remaining at Kemess South's camp is contained in the west pit and is scheduled to be mined out during 2009.
            At Fosterville, a significant infill drilling program and mine plan re-estimate was undertaken during 2008 to confirm and optimize the historic reserve estimates made by the previous operator of the mine. This exercise resulted in a net loss of 140,000 ounces of reserves, but increased the average reserve grade from 4.41 g/t to 4.85 g/t. The remaining decline in reserve ounces was due to mining of approximately 94,000 in situ ounces during
2008.
            Historic Fosterville resources, which had previously been inclusive of reserves, were recalculated with different modeling assumptions at December
31, 2008 to be exclusive of reserves in accordance with NI 43-101. In addition, the cut-off grade for underground resources was raised from 2.0 g/t to 3.0 g/t and the cut-off grade for open pit resources was raised from 0.7
g/t to 1.0 g/t to more closely reflect the actual economic cut-off grade at the mine. As a result of these changes in cut-off grade, model assumptions and depletion, measured and indicated resources declined by 177,000 ounces and inferred resources decreased by 236,000 ounces. However, this decline was offset by the successful exploration drilling during the year, which extended mineralization in the Harrier Underground zone, adding indicated resources of
159,000 ounces at an average grade of 4.01 g/t gold and inferred resources of
221,000 ounces at an average grade of 5.38 g/t gold. Measured and indicated
resources at Fosterville now total 647,000 ounces and inferred resources total
1,319,000 at December 31, 2008. Exploration drilling in 2009 will focus on increasing the size of the Harrier zone and moving resources from inferred to indicated, so that they have the potential to be converted into reserves once a mine plan confirms the economics of this zone.
            At Stawell, proven and probable reserves at December 31, 2008 stood at
1,954,000 tonnes containing 268,000 ounces of gold. During the year, 118,000 ounces were mined and exploration added a total of 133,000 ounces of new reserves. For these reserve statements, only those reserves on the Magdala
1040RL extraction level were recast at the new higher reserve price assumption of $675 ounce. The balance of the reserve will be recalculated using the new higher prices during the first half of 2009.
            Indicated resources at Stawell were 281,000 ounces and inferred resources were 115,000 ounces at December 31, 2008. Both of these figures increased relative to the previous year, primarily as a result of successful exploration drilling.
            At the Young-Davidson property, exploration drilling during 2008 increased measured and indicated resources on the property from 18,736,000 tonnes containing 1,882,000 ounces of gold to 30,929,000 tonnes containing
3,293,000 ounces. Inferred resources increased from 4,546,000 tonnes containing 454,000 ounces at the end of 2007 to 6,888,000 tonnes containing
748,850 ounces in 2008. During 2009, Northgate will be conducting a feasibility study on the Young-Davidson project with the goal of moving measured and indicated resource ounces into proven and probable reserves.
            The Kemess North resource has been left unchanged since the previous year's estimates. This resource was downgraded from a reserve in the fourth quarter of 2007 when the British Columbia government denied Northgate a development permit for the project.

            <<
            1. Mineral Reserves - Canadian and Australian Operations

                                                       Grades        Contained Metal
                                                   ----------------------------------
            At December                   Quantity  Gold  Copper     Gold    Copper
             31, 2008       Category       (tonnes) (g/t)    (%)  (ounces) (000s lbs)
            -------------------------------------------------------------------------
            Kemess South    Proven       34,193,000  0.41  0.17    447,000    126,000
            -------------------------------------------------------------------------
            Fosterville     Proven          430,000  7.92   n/a    109,000        n/a
                            Probable      3,187,000  4.43   n/a    454,000        n/a
                            ---------------------------------------------------------
                                          3,617,000  4.85          564,000
            -------------------------------------------------------------------------
            Stawell         Proven          121,000  7.63   n/a     30,000        n/a
                            Probable      1,833,000  4.04   n/a    238,000        n/a
                            ---------------------------------------------------------
                                          1,954,000  4.27          268,000
            -------------------------------------------------------------------------
            Total Proven &
             Probable
             Reserves                    39,764,000              1,279,000    126,000
            -------------------------------------------------------------------------

            2. Mineral Resources - Canadian Operations

                                                       Grades        Contained Metal
                                                   ----------------------------------
            At December                   Quantity  Gold  Copper     Gold    Copper
             31, 2008       Category       (tonnes) (g/t)    (%)  (ounces) (000s lbs)
            -------------------------------------------------------------------------
            Kemess North    Measured    451,139,000  0.31  0.16  4,453,000  1,563,000
                            Indicated   268,051,000  0.29  0.13  2,486,000    790,000
                            ---------------------------------------------------------
                                        719,190,000  0.30  0.15  6,939,000  2,353,000
            -------------------------------------------------------------------------
            Young-Davidson
              Open Pit      Indicated     4,955,000  1.70   n/a    270,000        n/a
              Underground   Measured      3,170,000  3.95   n/a    402,000        n/a
                            Indicated    22,804,000  3.57   n/a  2,621,000        n/a
                            ---------------------------------------------------------
                                         30,929,000  3.31        3,293,000
            -------------------------------------------------------------------------
            Total Measured &
             Indicated
             Resources                  750,119,000             10,232,000  2,353,000
            -------------------------------------------------------------------------
            Young-Davidson
              Open Pit      Inferred         15,000  1.74   n/a        850        n/a
              Underground   Inferred      6,873,000  3.39   n/a    748,000        n/a
            -------------------------------------------------------------------------
            Total Inferred
             Resources                    6,888,000                748,850
            -------------------------------------------------------------------------

            3. Mineral Resources - Australian Operations

            At December 31,                   Quantity   Gold Grade   Contained Gold
             2008           Category           (tonnes)        (g/t)         (ounces)
            -------------------------------------------------------------------------
            Fosterville     Measured         3,675,000         2.06          244,000
                            Indicated        6,097,000         2.05          403,000
                            ---------------------------------------------------------
                                             9,772,000         2.05          647,000
            -------------------------------------------------------------------------
            Stawell         Indicated        3,555,000         2.46          281,000
            -------------------------------------------------------------------------
            Total Measured
             & Indicated
             Resources                      13,327,000                       928,000
            -------------------------------------------------------------------------
            Fosterville     Inferred        11,114,000         3.69        1,319,000
            Stawell         Inferred           769,000         4.66          115,000
            -------------------------------------------------------------------------
            Total Inferred
             Resources                      11,883,000                     1,434,000
            -------------------------------------------------------------------------

            Notes to Mineral Reserves and Resources

            1   Mineral reserves and mineral resources for Kemess South have been estimated in accordance with the definitions contained in the
                Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
                Standards and National Instrument 43-101.

            2   Mineral reserves for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM
                Standards as prescribed by National Instrument 43-101.

            3   All mineral resources are exclusive of mineral reserves.

            4   Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            5   Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

            6   Mineral reserves were calculated using the following parameters:
                -  Kemess South: exchange rate Cdn$/US$1.20; gold price $675/oz;
                   hedged copper price $2.52/lb; unhedged copper price $1.50/lb; and
                   silver price $12.00/oz. Operating assumptions for the west pit were as follows: Gold recovery 66.1%; Copper recovery 82.4%;
                   mining costs CDN$1.80/tonne; milling costs Cdn$4.09/tonne; and G&A costs Cdn$1.57/tonne. For the east pit, operating assumptions were as follows: gold recovery 52.5%; copper recovery 70.8%; mining costs Cdn$1.20/tonne; milling costs Cdn$3.94/tonne; and, G&A costs
                   CDN$1.37/tonne.
                -  Fosterville: exchange rate A$/US$0.70; gold price $675/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 10%-20% and mining recovery of 70%-100% were applied depending on mining method.
                -  Stawell: exchange rate A$/US$0.70; gold price $675/oz for the
                   Magdala 1040RL extraction level; gold price $595/oz for all other underground reserves; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95%-100% were applied to the underground reserves, dependent upon mining method.
            7   Mineral resources were calculated using the following parameters:
                -  Kemess North: (mineral reserves now reclassified as mineral resources following the decision of the BC government to deny
                   Northgate the requisite development permit) calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price
                   $375/oz; copper price $1.00/lb; and, silver price $5.00/oz.
                   Resources for Kemess North, calculated at the time of the
                   feasibility study: exchange rate Cdn$/US$1.40; gold price $425/oz;
                   copper price $1.20/lb; and silver price $5.00/oz.
                -  Fosterville: exchange rate A$/US$0.70; gold price $750/oz; cut-off grade applied were 0.5 g/t gold for oxide, 1.0 g/t gold for near-
                   surface sulphide (above 5050mRL) and 3.0 g/t gold for underground sulphide (below 5050mRL).
                -  Stawell: exchange rate US$/A$0.70; gold price $750/oz for the mid-
                   Magdala and C7 dukes extension areas; gold price $595/oz for all other areas. Magdala surface above 130mRL and above a nominal
                   0.8g/t Au cut-off; Wonga surface within a $595/oz optimised pit shell.
                -  Young-Davidson: gold price $750/oz; assays are cut to 20 g/t gold and 20 g/t silver for all zones; underground mineralized
                   wireframes constructed based on approximately a 1.70 g/t gold cut-
                   off grade, and a 1.3 g/t incremental cut-off grade and a minimum true thickness of 3m; open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade, and a minimum true thickness 5m; resources are reported at a 2.3 internal cut-off grade; underground blocks are 15m by 15m by 7m wide while open pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field; 3.0m equal length composites created within the mineralized wireframes; inverse distance squared grade interpolation; standard search radii lengths and orientations employed for each mineralized lens; a 2.69 specific gravity was used; Maptek's Vulcan(R) 7.5 software was used.

            8   Mineral reserve estimates were prepared by:

                -  Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess mine.
                   Mr. Skrecky is a member of the Association of Professional
                   Engineers and Geoscientists of British Columbia and has over
                   22 years of experience in mineral resource estimation.
                -  Fosterville: Roddy Ormonde, Mine Technical Superintendent,
                   Northgate and Marcus Binks, Processing Manager, Northgate. Mr
                   Ormonde is a member of the Australasian Institute of Mining and
                   Metallurgy and has over 16 years of relevant engineering
                   experience. Mr Binks is a member of the Australasian Institute of
                   Mining and Metallurgy and has over 15 years of relevant
                   metallurgical experience.
                -  Stawell: Glenn Miller, Mine Technical Superintendent, Northgate.
                   Mr. Miller is a member of the Australasian Institute of Mining and
                   Metallurgy and has over 17 years of relevant engineering
                   experience.

            9   Mineral resource estimates were prepared by:
                -  Kemess North: including the Nugget Zone, (now all classified as resources): Jim Gray of GR Technical Services Ltd. and Carl
                   Edmunds, Exploration Manager, Northgate. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the
                   province of British Columbia, the Association of Professional
                   Engineers, Geologists and Geophysicists of Alberta and the
                   Canadian Institute of Mining and Metallurgy and has over 30 years of relevant engineering experience. Mr. Edmunds is a member of the
                   Association of Professional Engineers, Geologists and
                   Geophysicists of British Columbia and has 21 years of experience in mineral resource estimation.
                -  Fosterville: Ian Holland, Production Manager, Northgate and Simon
                   Hitchman, District Exploration Geologist, Northgate. Mr. Holland
                   is a member of the Australasian Institute of Mining and Metallurgy
                   and has over 13 years of relevant geological experience. Mr
                   Hitchman is a member of the Australasian Institute of Mining and
                   Metallurgy and the Australian Institute of Geoscientists and has
                   over 21 years of relevant geological experience.
                -  Stawell: Mark Haydon, Geology Manager, Northgate, who is a member of the Australasian Institute of Geoscientists and has over 15 years of relevant geological experience.
                -  Young-Davidson: Carl Edmunds, Exploration Manager, Northgate.
            >>

            Corporate Administration

            At December 31, 2008, 16,200 tonnes of copper forward sales contracts remained outstanding at an average price of $2.52 per pound over the period from November 2009 through October 2010. The change in fair value of the forward contracts during the quarter was a gain of $48,253,000. The fair value of these contracts at December 31, 2008 was an asset of $37,134,000 of which
$6,338,000 is included in trade and other receivables for contracts expiring in 2009 and $30,796,000 is included in other assets. Northgate had no forward gold contracts outstanding at December 31, 2008.
            In February 2009, the Corporation closed out 9,000 tonnes of these copper forward sales contracts for proceeds of $19,182,000. The closed out contracts were equally spread over the maturity dates from November 2009 to October
2010.
            Corporate administration costs in the fourth quarter of 2008 were
$2,673,000 compared with $3,689,000 in the same quarter last year. While administrative expenses in Australia increased $398,000, this was more than offset by lower compensation expenses in the corporate office reflecting the current economic environment.
            Exploration costs in the fourth quarter of 2008 were $4,830,000 compared to $7,679,000 in the corresponding quarter of 2007. In Canada, exploration costs of $3,063,000 were incurred primarily at the Young-Davidson property where the underground ramp development was completed in December and the remaining shaft refurbishment continues. Exploration expenses in Australia totalled $1,767,000 during the fourth quarter with $883,000 incurred at
Fosterville and $884,000 incurred at Stawell.
            Net interest income was significantly lower at $617,000 in the fourth quarter of 2008 compared with $4,813,000 in the corresponding quarter of 2007, resulting from the substantial drawdown in the Corporation's cash balance, which was used to fund the acquisition of Perseverance Corporation Pty Ltd
("Perseverance").
            Northgate granted a total of 155,000 options to employees in the fourth quarter of 2008, compared to 50,000 in the corresponding period of 2007. At
December 31, 2008, there were 5,758,500 options outstanding, of which
3,080,400 were exercisable.
            Northgate recognized an income tax expense of $27,086,000 in the fourth quarter of 2008 compared to a recovery of $1,486,000 in the corresponding quarter of 2007. The significant increase in the future income tax expense is due primarily to a reversal of a future tax asset related to mineral tax credits. This future tax asset had been recognized in previous years when the consensus forward price of copper was in excess of $3.00 per pound. The future income tax expense also reflects the future tax liability relating to
Northgate's copper forward contracts, which are in a significant asset position. Cash paid during the period for income taxes was $656,000 while no cash taxes were paid in the corresponding quarter of 2007. Cash payments are related entirely to Northgate's Canadian operations and are required as the
Corporation is now cash taxable in Canada.

            Liquidity and Capital Resources

            Working Capital: At December 31, 2008, Northgate had working capital of
$21,947,000 compared with working capital of $235,739,000 at December 31,
2007. The decrease in working capital was primarily the result of the acquisition of Perseverance. Northgate purchased all outstanding ordinary shares, warrants, options and convertible securities of Perseverance for cash.
Cash and cash equivalents at December 31, 2008 amounted to $62,419,000 compared with $266,045,000 at December 31, 2007.
            During the quarter, Northgate generated cash flow from operations of
$5,858,000 compared to $32,914,000 for the corresponding quarter in 2007. Cash flow from operations was negatively impacted by lower than expected gold and copper production at the Kemess mine and the continuing decline of copper prices. Based on the forecasted gold and copper prices and the foreign exchange rates used in the current production forecasts at the date of this press release, Northgate believes that its working capital at December 31,
2008, together with future cash flow from operations, is more than sufficient to meet its normal operating requirements for the next year.
            On June 6, 2008, Northgate filed a short-form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement was filed with the United States Securities and Exchange Commission. The
Prospectus will facilitate offerings of Northgate's debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

            Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.
            Credit Risk - Credit risk is the risk of potential loss to the
Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is exposed to credit risk from its receivables, copper forward contracts and investment securities.
            In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.
            Gold dore produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner that has been in business for many years. The
Corporation believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada
Corporation ("Xstrata"), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.
            Northgate is currently also exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd.
("Mitsui"), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui's parent company, Mitsui and Co., Ltd. of
Japan. At December 31, 2008, the credit risk exposure relating to the
Corporation's copper forward contracts, which are in an unrealized gain position, is $37,134,000. In February 2009, Northgate closed out 9,000 tonnes of these contracts and received the corresponding payment of $19,182,000.
            The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody's. Management continuously monitors the fair value of its investments, including ARS (refer to ARS discussion below), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates.
            The carrying amount of financial assets represents the maximum credit exposure. As at December 31, 2008, the Corporation's gross credit exposure is as follows:

            <<
            -------------------------------------------------------------------------
            (Thousands of US dollars)
            -------------------------------------------------------------------------
            Cash and cash equivalents                                      $  62,419
            Concentrate settlements and other receivables                     11,972
            Income taxes receivable                                            6,837
            Unrealized gain on copper forward contracts - short-term           6,338
            Restricted cash (included in Other Assets)                        22,614
            Unrealized gain on copper forward contracts - long-term           30,796
            Auction rate securities                                           39,291
            -------------------------------------------------------------------------
                                                                           $ 180,267
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Liquidity Risk - Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation's reputation.
            The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.
            Market Risk - Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the Corporation's income or the value of its financial instruments. Northgate manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

            <<
            -   Commodity Price Risk - Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate these risks.

                The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

                The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

                All of the Corporation's future gold production is unhedged and is fully exposed to future price movements.

                Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price.

            -   Foreign Exchange Rate Risk - The Corporation is exposed to foreign exchange risk on its financial assets and liabilities denominated in
                Canadian dollars. Movements in the Canadian dollar relative to the US dollar may have a significant impact on earnings.

            -   Interest Rate Risk - The Corporation is exposed to interest rate risk on its Short-Term Loan (defined below) and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.
            >>

            Capital Lease Financing: The Corporation has invested significantly in plant and equipment at the Fosterville and Stawell mines, including the conversion to owner mining at Fosterville, which was completed in the second quarter. Total capital lease financing at Fosterville and Stawell for the year ended December 31, 2008 was $14,983,000. In the fourth quarter, Stawell acquired $393,000 in plant and equipment through assumption of a capital lease.

            Investments: Northgate continues to maintain a portion of its investments in auction rate securities ("ARS"). The par value of the ARS held by the
Corporation is $72,600,000.  All of the ARS currently held by the Corporation were rated AAA at the time of purchase. ARS are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased.
Currently, these securities cannot be readily converted to cash for use by the
Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers continue to make regular interest payments to the Corporation. All ARS currently held by the
Corporation were purchased on its behalf by Lehman Brothers Inc. ("Lehman"), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate's internal investment management policy. Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation received from Lehman a loan collateralized by the ARS held in the Corporation's investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18,
2007 (the "Short-Term Loan").
            Based on investigation conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate's account. On July 3,
2008, Northgate filed a Statement of Claim (the "FINRA Claim") with the
Financial Industry Regulatory Authority ("FINRA") in New York, a
self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate's investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees.
Northgate has alleged that Lehman's inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving
Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively 'setting-off' the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.
            On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman Holdings"),
the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital ("Barclays") announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the "Purchase Agreement"). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, Northgate believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved
Purchase Agreement.
            From a legal perspective, the FINRA Claim survives the bankruptcy of
Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the
Corporation has arranged for the filing of the necessary Securities Investor
Protection Corporation customer claim and bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the
Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.
            The estimated fair value of the Corporation's ARS holdings at December
31, 2008 was $39,291,000, which reflects a $30,106,000 decline from the estimated fair value of $69,397,000 at December 31, 2007. Following the bankruptcy of Lehman, Northgate retained an independent valuator (the
"Valuator") to assess the fair value of the ARS investments of the
Corporation. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the issuer, the credit position of financial guarantors and the value of investments and reserves held by the issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of those issued by derivative product companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, for its investments in these particular securities, the Corporation has recognized an other than temporary impairment of $20,310,000 into earnings for the year ended December 31, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings and continuing adversity in the credit and capital markets.
            Based on information currently available, the Corporation believes that the decline in estimated fair value for the remainder of its ARS investments
(issued by Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these particular securities have a lower probability of future default, continue to make interest payments at present, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that the actual damage to the Corporation would be considered to be equal to the par value of the securities under applicable US laws.

            Short-Term Loan: Northgate received from Lehman a Short-Term Loan collateralized by the Corporation's ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term
Loan under "Investments", above).
            As of December 31, 2008, the principal outstanding on the Short-Term Loan was $43,096,000. Northgate continues to treat the Short-Term loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.

            Taxes: In the prior quarter, the Corporation reported on correspondence received from the Canada Revenue Agency ("CRA") indicating that the CRA's initial estimate of the Corporation's 95% royalty interest on the Kemess property, which had been converted to an equity interest in December 2000, was significantly lower than Northgate's initial valuation. The Corporation filed its response with the CRA in June 2005. The CRA remained silent on the matter until July 2007.
            The Corporation continued discussions with the CRA and its independent advisor, Natural Resources Canada, and provided them with an independent valuation, which supported Northgate's position.  In early 2009, the
Corporation received notice from the CRA indicating that they accepted managements' position on the valuation.

            Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000)
was paid to Perseverance securityholders. The financial results of
Perseverance have been included in the interim consolidated financial statements of the Corporation from February 19, 2008.
            In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in the form of a stand-by letter of credit ("SBLC") in favour of a major Australian financial institution. A portion of the SBLC was released upon Northgate satisfying a portion of the debt obligations assumed by the Corporation in connection with the Perseverance acquisition. The funds remaining in the SBLC at December 31,
2007 were used to settle Perseverance's gold forward contracts for
A$49,317,000 (US$45,550,000) and to pledge certain performance guarantees in
Australia for A$8,020,000 (US$7,434,000). The SBLC was fully extinguished in the second quarter of 2008.

            -------------------------------------------------------------------------

            Non-GAAP Measures

            Adjusted Net Earnings

            The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings, as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

            <<
            (Expressed in thousands
             of US$, except share
             amounts)              Q4 2008       Q4 2007          2008          2007
            -------------------------------------------------------------------------
            Net earnings      $     18,668  $     33,309  $     10,742  $     39,425

            Adjustments
              Write-down of
               ARS                   3,398             -        20,310             -
              Unrealized gain
               on derivatives
               related to the
               acquisition
               of Perseverance
               hedge book                -      (10,646)        (9,836)      (10,646)
              Write-down of
               mining
               properties,
               net of tax                -          328              -        18,879
              Fair value
               adjustment on
               copper forward
               contracts,
               net of tax          (33,671)     (21,586)       (22,829)       15,581
              Valuation
               allowance
               against tax
               asset relating
               to mineral
               tax credit           10,966            -         10,966             -
              Effect of
               provisional
               pricing on
               concentrate
               sales, net of
               tax                   8,016        1,272         (9,273)        2,023
            -------------------------------------------------------------------------
            Adjusted net
             earnings                7,377        2,677             80        65,262
            -------------------------------------------------------------------------
            Diluted common
             shares
             outstanding       255,601,069  255,065,987    255,453,093   255,257,756
            -------------------------------------------------------------------------
            Adjusted net
             earnings per
             diluted common
             share            $       0.03  $      0.01    $      0.00   $      0.26
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Cash Cost

            Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
            A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the following table:

            <<
            Q4 2008

            (Expressed in
             thousands of US$,
             except per ounce
             amounts)                   Fosterville    Stawell     Kemess   Combined
            -------------------------------------------------------------------------
            Gold production (ounces)         26,398     30,553     61,314    118,265
            -------------------------------------------------------------------------
            Cost of sales                 $  12,471  $  11,504  $  37,872  $  61,847
            Change in inventories and
             other                              737        208     11,947     12,892
            Gross copper and silver
             revenue                              -          -    (25,869)   (25,869)
            -------------------------------------------------------------------------
            Total cash cost               $  13,208  $  11,712  $  23,950  $  48,870
            -------------------------------------------------------------------------
            Cash cost ($/ounce)           $     500  $     383  $     391  $     413
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Q4 2007

            (Expressed in
             thousands of US$,
             except per ounce
             amounts)                   Fosterville    Stawell     Kemess   Combined
            -------------------------------------------------------------------------
            Gold production (ounces)            n/a        n/a     41,467     41,467
            -------------------------------------------------------------------------
            Cost of sales                       n/a        n/a  $  60,322  $  60,322
            Change in inventories and
             other                              n/a        n/a     (4,124)    (4,124)
            Gross copper and silver
             revenue                            n/a        n/a    (55,467)   (55,467)
            -------------------------------------------------------------------------
            Total cash cost                     n/a        n/a  $     731  $     731
            -------------------------------------------------------------------------
            Cash cost ($/ounce)                 n/a        n/a  $      18  $      18
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Full Year 2008

            (Expressed in
             thousands of US$,
             except per ounce
             amounts)                 Fosterville(1) Stawell(1)    Kemess   Combined
            -------------------------------------------------------------------------
            Gold production (ounces)         60,540     85,824    185,162    331,526
            -------------------------------------------------------------------------
            Cost of sales                 $  48,433  $  46,531  $ 215,970  $ 310,934
            Change in inventories and
             other                            1,850      1,104       (966)     1,988
            Gross copper and silver
             revenue                              -          -   (164,817)  (164,817)
            -------------------------------------------------------------------------
            Total cash cost               $  50,283  $  47,635  $  50,187  $ 148,105
            -------------------------------------------------------------------------
            Cash cost ($/ounce)           $     831  $     555  $     271  $     447
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Financial and operational data include the results of Fosterville and
                Stawell from February 19 to December 31, 2008.

            Full Year 2007

            (Expressed in
             thousands of US$,
             except per ounce
             amounts)                   Fosterville    Stawell     Kemess   Combined
            -------------------------------------------------------------------------
            Gold production (ounces)            n/a        n/a    245,631    245,631
            -------------------------------------------------------------------------
            Cost of sales                       n/a        n/a  $ 226,933  $ 226,933
            Change in inventories and
             other                              n/a        n/a     (8,616)    (8,616)
            Gross copper and silver
             revenue                            n/a        n/a   (223,721)  (223,721)
            -------------------------------------------------------------------------
            Total cash cost                     n/a        n/a  $  (5,404) $  (5,404)
            -------------------------------------------------------------------------
            Cash cost ($/ounce)                 n/a        n/a  $     (22) $     (22)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Notice of Conference Call and Webcast of Year-End Results

            March 4, 2009 at 10:00 a.m. Toronto time

            Conference Call
            Please call 416-644-3417 or toll free in North America at 1-800-732-9307.
To ensure your participation, please call five minutes prior to the scheduled start of the call.

            Webcast
            The webcast package, including the webcast link and management presentation, will be available on the morning of March 4 and posted on
Northgate's website at www.northgateminerals.com under the Calendar of Events section. You may also access the webcast at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2526480.

            Replay
            March 4, 2009 at 12:00 p.m. ET until March 18, 2009 at 11:59 p.m. ET.

            Replay Access No. 416-640-1917 or 1-877-289-8525
            Passcode:  212 955 48 followed by the number sign.
            >>

            Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting record gold production of
392,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the TSX under the symbol NGX and on the NYSE Alternext US (formerly
AMEX) under the symbol NXG.

            Note to US Investors:
            The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with NI
43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")
Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource",
"Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred
Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral
Projects under the guidelines set out in the CIM Standards.

            Forward-Looking Statements:
            This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation, concerning
Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects",
"believes", "anticipates", "budget", "scheduled", "estimates", "forecasts",
"intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or
"might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2007 or under the heading "Risks and Uncertainties" in Northgate's 2007
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

            <<
            Interim Consolidated Balance Sheets

                                                            December 31  December 31
            Thousands of US dollars                                2008         2007
            -------------------------------------------------------------------------
                                                             (Unaudited)
            Assets
            Current Assets
            Cash and cash equivalents                       $    62,419  $   266,045
            Trade and other receivables                          18,310       14,014
            Income taxes receivable                               6,837            -
            Inventories                                          41,546       35,234
            Prepaids                                              1,989        3,087
            Future income tax asset                               5,259        1,194
            -------------------------------------------------------------------------
                                                                136,360      319,574
            Other assets                                         53,606       80,181
            Long-term receivables                                     -       25,117
            Deferred transaction costs                              775        1,799
            Future income tax asset                               1,923       16,507
            Mineral property, plant and equipment               358,798      121,337
            Investments                                          39,422       70,074
            -------------------------------------------------------------------------
                                                            $   590,884  $   634,589
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current Liabilities
            Accounts payable and accrued liabilities        $    56,469  $    32,551
            Taxes payable                                             -        3,310
            Short-term loan                                      43,096       44,835
            Capital lease obligations                             4,533        2,267
            Provision for site closure and reclamation
             obligations                                          8,420            -
            Future income tax liability                           1,895          872
            -------------------------------------------------------------------------
                                                                114,413       83,835
            Capital lease obligations                             6,211          282
            Other long-term liabilities                           3,368       12,089
            Provision for site closure and reclamation
             obligations                                         37,849       49,120
            Future income tax liability                          14,350        2,487
            -------------------------------------------------------------------------
                                                                176,191      147,813
            Shareholders' equity
            Common shares                                       311,908      309,455
            Contributed surplus                                   5,269        3,940
            Accumulated other comprehensive income              (90,270)      (3,282)
            Retained earnings                                   187,786      176,663
            -------------------------------------------------------------------------
                                                                414,693      486,776
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                                            $   590,884  $   634,589
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Interim Consolidated Statements of Operations and Comprehensive Income

            Thousands of US dollars,
             except share and per       Three Months Ended       Twelve Months Ended
             share amounts,                         Dec 31                    Dec 31
             unaudited                   2008         2007         2008         2007
            -------------------------------------------------------------------------
            Revenue               $   136,748  $    95,599  $   460,988  $   337,546
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Cost of sales              61,847       60,322      310,934      226,933
            Depreciation and
             depletion                 18,285        6,131       67,290       34,140
            Administrative and
             general                    2,673        3,689       11,863       10,461
            Net interest income          (617)      (4,813)      (6,937)     (17,124)
            Exploration                 4,830        7,679       32,595       29,887
            Currency translation
             loss (gain)                  222          342       (6,725)      (6,704)
            Accretion of site
             closure and
             reclamation costs            365          690        1,984        2,559
            Writedown of mineral
             property                       -          382            -       31,815
            Writedown of auction
             rate securities            3,398            -       20,310            -
            Other income                   (9)     (10,646)     (10,691)      (7,820)
            -------------------------------------------------------------------------
                                       90,994       63,776      420,623      304,147
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Earnings before
             income taxes              45,754       31,823       40,365       33,399
            Income tax recovery
             (expense)
              Current                     397         (188)      (5,261)      (6,446)
              Future                  (27,483)       1,674      (24,362)      12,472
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
                                      (23,086)       1,486      (29,623)       6,026
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Net earnings for the
             period               $    18,668  $    33,309  $    10,742  $    39,425
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other comprehensive
             income
              Reclassification of
               net realized gains
               on available for
               sale securities to
               net earnings                 -            -            -         (315)
              Unrealized loss on
               available for sale
               securities              (7,709)      (3,486)     (30,547)      (3,296)
              Reclassification of
               other than
               temporary loss on
               available for sale
               securities to net
               earnings                 3,398            -       20,310            -
              Unrealized loss on
               translation of
               self-sustaining
               operations             (32,627)           -      (76,751)           -
              Reclassification of
               deferred losses on
               gold forward
               contracts to net
               earnings, net of
               tax                          -        4,956           -        19,005
            -------------------------------------------------------------------------
                                      (36,938)       1,470      (86,988)      15,394
            -------------------------------------------------------------------------
            Comprehensive income
             (loss)               $   (18,270) $    34,779  $   (76,246) $    54,819
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Net earnings per share
              Basic               $      0.07  $      0.13  $      0.04  $      0.16
              Diluted             $      0.07  $      0.13  $      0.04  $      0.15
            Weighted average
             shares outstanding
              Basic               255,601,069  254,329,720  255,269,183  254,166,789
              Diluted             255,601,069  255,065,987  255,453,093  255,257,756
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Interim Consolidated Statement of Shareholders' Equity

            Thousands of                             Accumulated
             US dollars,                                   Other
             except                                      Compre-
             common        Number of   Common  Contri-   hensive
             shares,          Common   Shares    buted    Income  Retained
             unaudited        Shares   Amount  Surplus     (loss) Earnings     Total
            -------------------------------------------------------------------------

            Balance at
             December
             31, 2007    254,452,862 $309,455  $ 3,940  $ (3,282) $176,663  $486,776

            Transitional
             adjustment
             on adoption
             of inventory
             standard              -        -        -         -       381       381

            Shares issued
             under
             employee
             share
             purchase
             plan            382,909      406        -         -         -       406

            Shares issued
             on exercise
             of options      881,300    1,846     (492)        -         -     1,354

            Stock-based
             compensation          -      201    1,821         -         -     2,022

            Net earnings           -        -        -         -    10,742    10,742

            Other
             comprehensive
             income
             (loss)                -        -        -   (86,988)        -   (86,988)
            -------------------------------------------------------------------------

            Balance at
             December
             31, 2008    255,717,071 $311,908  $ 5,269  $(90,270) $187,786  $414,693
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Thousands of                             Accumulated
             US dollars,                                   Other
             except                                      Compre-
             common        Number of   Common  Contri-   hensive
             shares,          Common   Shares    buted    Income  Retained
             unaudited        Shares   Amount  Surplus     (loss) Earnings     Total
            -------------------------------------------------------------------------

            Balance at
             December
             31, 2006    253,700,033 $307,914  $ 2,596  $      -  $137,238  $447,748

            Transitional
             adjustment
             on adoption
             of financial
             instruments
             standard              -        -        -   (18,676)        -   (18,676)

            Shares issued
             under
             employee
             share
             purchase
             plan            177,209      367        -         -         -       367

            Shares issued
             on exercise
             of options      575,620      991     (302)        -         -       689

            Stock-based
             compensation          -      183    1,646         -         -     1,829

            Net earnings           -        -        -         -    39,425    39,425

            Other
             comprehensive
             income                -        -        -    15,394         -    15,394
            -------------------------------------------------------------------------

            Balance at
             December
             31, 2007    254,452,862 $309,455  $ 3,940  $ (3,282) $176,663  $486,776
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Interim Consolidated Statements of Cash Flows

                                        Three Months Ended       Twelve Months Ended
            Thousands of US                         Dec 31                    Dec 31
             dollars, unaudited          2008         2007         2008         2007
            -------------------------------------------------------------------------

            Operating activities:
              Net earnings for
                the period             18,668  $    33,309  $    10,742  $    39,425
            Non-cash items:
              Depreciation and
               depletion               18,285        6,131       67,290       34,140
              Unrealized currency
               translation
               losses (gains)          (4,087)      (1,379)      (6,215)       1,362
              Unrealized gain on
               derivatives                  -      (10,646)      (9,836)     (10,646)
              Accretion of site
               closure and
               reclamation costs          365          690        1,984        2,559
              Loss on disposal
               of assets                  (99)           -           13            -
              Amortization of
               hedging losses               -        7,523            -       28,848
              Amortization of
               deferred charges            53          (15)         214          214
              Stock-based
               compensation               292          345        2,022        1,829
              Accrual of employee
               severance costs            602            -        1,571            -
              Future income tax
               expense (recovery)      27,483       (1,674)      24,362      (12,472)
              Change in fair
               value of forward
               contracts              (48,253)     (31,513)     (32,716)      22,746
              Writedown of auction
               rate securities          3,398            -       20,310            -
              Writedown of mineral
               property                     -          382            -       31,815
              Gain on sale of
               investments                  -            -           (1)        (315)
            Changes in operating
             working capital and
             other                    (10,849)      29,761      (14,752)     (14,220)
            -------------------------------------------------------------------------
                                        5,858       32,914       64,987      125,285
            -------------------------------------------------------------------------
            Investing activities:
              Release of
               restricted cash              -            -       67,496            -
              Increase in
               restricted cash           (288)     (51,000)     (25,011)     (51,000)
              Purchase of
               mineral property,
               plant and
               equipment               (7,416)      (2,565)     (27,940)     (13,825)
              Mineral property
               development             (6,491)           -      (30,450)           -
              Transaction costs
               paid                        19       (1,673)      (2,893)      (1,673)
              Acquisition of
               Perseverance, net
               of cash acquired             -            -     (198,772)           -
              Acquisition of
               receivables                  -      (25,434)           -      (25,434)
              Repayment of
               Perseverance hedge
               portfolio                    -            -      (45,550)           -
              Proceeds from sale
               of equipment               155            -        3,389            -
              Purchase of
               investments                  -            -            -      (72,922)
              Proceeds from sale
               of investments               -            -            1            -
            -------------------------------------------------------------------------
                                      (14,021)     (80,672)    (259,730)    (164,854)
            -------------------------------------------------------------------------

            Financing activities:
              Repayment of
               capital lease
               obligations             (1,343)       (638)       (6,259)      (2,476)
              Financing from
               credit facility            402      44,835         9,147       44,835
              Repayment of credit
               facility                  (925)          -       (10,886)           -
              Repayment of other
               long-term
               liabilities               (200)          -          (946)           -
              Issuance of common
               shares                      60         415         1,760        1,056
            -------------------------------------------------------------------------
                                       (2,006)     44,612        (7,184)      43,415
            Effect of exchange
             rate changes on
             cash and cash
             equivalents                  888           -        (1,699)           -
            -------------------------------------------------------------------------
            Increase (decrease)
             in cash and cash
             equivalents               (9,281)      (3,146)    (203,626)       3,846
            Cash and cash
             equivalents,
             beginning of
             period                    71,700      269,191      266,045      262,199
            -------------------------------------------------------------------------
            Cash and cash
             equivalents, end
             of period            $    62,419  $   266,045  $    62,419  $   266,045
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Supplementary information
            Cash paid during the period for:
              Interest            $       926  $       266  $     3,669  $       482
              Income taxes                656            -        6,053            -
            Purchase of mineral
             property, plant and
             equipment by
             assumption of
             capital lease
             obligations                  393            -       14,983            -
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            %CIK: 0000072931

            /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com; Website:
www.northgateminerals.com/
            (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 11:23e 04-MAR-09